National Energy Services Reunited Corp. Reports Third Quarter 2019 Financial Results

●	Revenue for the third quarter of 2019 is $162 million, growing 11% year-over-year
●	Net Income for the third quarter of 2019 is $11 million
●	Adjusted Net Income (a non-GAAP measure) for the third quarter of 2019 is $16 million*
●	Adjusted EBITDA (a non-GAAP measure) is $48 million as compared to $46 million in the prior year quarter, resulting in 30% margins
●	Diluted Earnings per Share (EPS) for the third quarter of 2019 is $0.13, which included $0.06 per share of Charges and Credits
●	Adjusted Diluted EPS (a non-GAAP measure) for the third quarter of 2019 is $0.19*

HOUSTON, November 6, 2019 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended September 30, 2019. The Company posted the following results for the periods presented

	Successor (NESR)
	Three Months Ended			Variance
(in millions except per share amounts)	September 30, 2019	June 30, 2019	September 30, 2018	Sequential	Year-over- year

Revenue	$161,606	$159,899	$145,580	1%	11%
Net income	11,110	11,356	16,157	(2)%	(31)%
Adjusted net income (non-GAAP)*	16,195	16,410	18,591	(1)%	(13)%
Adjusted EBITDA (non-GAAP)*	47,708	45,714	46,473	4%	3%
Diluted EPS	0.13	0.13	0.19	-%	(32)%
Adjusted Diluted EPS (non-GAAP)*	0.19	0.19	0.22	-%	(14)%
Cash flow from operating activities	21,118	(660)	107	3,300%	19,636%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1 and 2 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR said, “We delivered another solid quarter operationally and commercially despite the geopolitical turbulence witnessed in the region. We have diligently worked through the quarter to position NESR in an advantageous position for the coming year. Late in this quarter we have started on several previously announced new projects which will bring a step change to our operations going forward. These projects have required significant effort from the whole organization and I am very proud of the early results we are seeing and very importantly, the positive reaction of our customers to these new startups. The team has done an outstanding job at managing these very complex projects while maintaining rigor on cost and time and are a testament to the depth of ability we have on the ground in these countries.”

Mr. Foda continued, “Amid an uncertain macro outlook globally, the MENA region is going strong and we believe that our customers will continue to invest at an increased pace across the region in both the conventional and unconventional space. We have visibility today on several large unconventional programs across the region which are at different stages of development and these would be adding to the emerging MENA upcycle. These also tie in very well with NESR’s portfolio and the innovative technology and processes we have sourced globally and will enable NESR to be on the leading edge of these developments and generate market leading returns.”

Net Income Results

The Company had net income for the third quarter of 2019 totaling $11.1 million as compared to a net income of $11.3 million for the second quarter of 2019 and $16.2 million in the prior year quarter. Net income decreased year-over-year primarily due to increased depreciation charges. Net income for the third quarter of 2019, second quarter of 2019, and third quarter of 2018, includes amortization expense associated with intangible assets acquired in the Business Combination, of $3.8 million, $3.8 million, and $3.6 million respectively. Adjusted net income for the third quarter of 2019 is $16.2 million and includes adjustments totaling $5.1 million mainly related to integration and restructuring costs and other discrete provisions (collectively, “Total Charges and Credits”). A complete list of the adjusting items and associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income for Successor Periods.”

The Company reported $0.13 of diluted earnings per share for the third quarter of 2019 compared to $0.13 per share during the second quarter 2019 period. Adjusted for the impact of Total Charges and Credits, a non-GAAP measure described in Table 1 below, Adjusted EPS for the third quarter of 2019 is $0.19, which is consistent with the second quarter of 2019.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

EBITDA Results

The Company produced Adjusted EBITDA of $47.7 million during the third quarter of 2019. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $4.9 million. The Company collectively posted the following results for the periods presented.

(in thousands)	Successor (NESR)
	July 1 to September 30, 2019	April 1 to June 30, 2019	July 1 to September 30, 2018
Revenue	$161,606	$159,899	$145,580
Net Income	$11,110	$11,356	$16,157
Adjusted EBITDA	$47,708	$45,714	$46,473

Production Services Segment Results

The Production Services segment contributed $97.2 million to consolidated revenue for the third quarter of 2019 as compared to $88.7 million during the third quarter of 2018, growing 10% year-over-year. Segment EBITDA totaled $32.6 million in the third quarter of 2019. The Production Services segment posted the following results for the periods presented.

(in thousands)	Successor (NESR)
	July 1 to September 30, 2019	April 1 to June 30, 2019	July 1 to September 30, 2018
Revenue	$97,160	$95,358	$88,666
EBITDA	$32,581	$33,764	$33,180

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $64.4 million to consolidated revenue for the third quarter of 2019 as compared to revenue of $56.9 million in the third quarter of 2018. The D&E Services segment revenue has grown by over 13% over the past year as the Company continues to actively cross-sell its portfolio in the countries where it did not previously provide those services. Segment EBITDA totaled $15.2 million in the third quarter of 2019.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Successor (NESR)
	July 1 to September 30, 2019	April 1 to July 30, 2019	July 1 to September 30, 2018
Revenue	$64,446	$64,541	$56,914
EBITDA	$15,239	$14,943	$17,630

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $43.1 million as of September 30, 2019, compared to $24.9 million as of December 31, 2018.

Total debt as of September 30, 2019 is $373.6 million with $35.8 million of such debt classified as short-term. Working capital for the Company totaled $192.9 million as of September 30, 2019. Net debt totaled $330.6 million as of September 30, 2019. Net debt has increased by $53.4 million since December 31, 2018 to fund working capital and capital spending to support our growth. As compared to fourth quarter of 2018 days sales outstanding levels, decreased accounts receivable collections of approximately $42 million have contributed significantly to the increase in working capital during 2019. We expect collections to improve during the fourth quarter of 2019.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby NPS Holdings Limited (“NPS”) is the Predecessor for periods prior to the completion of the Business Combination on June 7, 2018 and NESR, including NPS and Gulf Energy S.A.O.C. (“GES”), is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Wednesday, November 6, 2019, to discuss third quarter financial results. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 4,000 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate the Company’s presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects the Company’s consolidated financial information, including the results of NPS and GES, after the Business Combination. The successor periods are from June 7, 2018 to September 30, 2018 (“2018 Successor Period”), July 1, 2018 to September 30, 2018 (“2018 Successor Quarter”), January 1, 2019 to September 30, 2019 (“2019 Successor Period”), and July 1, 2019 to September 30, 2019 (“2019 Successor Quarter”) and the predecessor period is from January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”).

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s third quarter ended September 30, 2019 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended September 30, 2019 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	43,082	24,892
Accounts receivable, net	107,370	62,636
Unbilled revenue	95,750	95,145
Service inventories, net	72,341	58,151
Prepaid assets	11,083	6,937
Retention withholdings	29,689	22,011
Other receivables	10,842	16,695
Other current assets	10,062	13,178
Total current assets	380,219	299,645
Non-current assets
Property, plant and equipment, net	383,485	328,727
Intangible assets, net	126,548	138,052
Goodwill	574,764	570,540
Other assets	2,801	6,345
Total assets	$1,467,817	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	65,108	66,264
Accrued expenses	72,266	38,986
Current installments of long-term debt	7,500	45,093
Short-term borrowings	28,261	31,817
Income taxes payable	5,015	10,991
Other taxes payable	4,545	5,806
Other current liabilities	4,672	24,123
Total current liabilities	187,367	223,080

Long-term debt	337,885	225,172
Deferred tax liabilities	29,322	30,756
Pension benefit liabilities	14,682	13,828
Other liabilities	17,409	19,482
Total liabilities	586,665	512,318

Commitments and contingencies (Note 13)

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2019 and December 31, 2018, respectively	-	-
Common stock, no par value; unlimited shares authorized; 87,147,089 and 85,562,769 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	801,545	801,545
Additional paid in capital	15,641	1,034
Retained earnings	63,937	28,297
Accumulated other comprehensive income	29	48
Total shareholders’ equity	881,152	830,924
Non-controlling interests	-	67
Total equity	881,152	830,991
Total liabilities and equity	$1,467,817	$1,343,309

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Successor (NESR)				Predecessor (NPS)
	Period	Period	Period	Period	Period
Description	from January 1, 2019 to September 30, 2019	from July 1, 2019 to September 30, 2019	from June 7, 2018 to September 30, 2018	from July 1, 2018 to September 30, 2018	from January 1, 2018 to June 6, 2018

Revenues	$473,209	$161,606	$190,566	$145,580	$137,027
Cost of services	(352,716)	(121,326)	(139,404)	(102,349)	(104,242)
Gross profit	120,493	40,280	51,162	43,231	32,785
Selling, general and administrative expense	(46,592)	(16,485)	(22,779)	(13,759)	(19,969)
Amortization	(12,036)	(4,033)	(5,116)	(3,577)	(10)
Operating income	61,865	19,762	23,267	25,895	12,806
Interest expense, net	(14,691)	(5,011)	(8,099)	(6,199)	(4,090)
Other income / (expense), net	(629)	(130)	(18)	450	362
Income before income tax	46,545	14,621	15,150	20,146	9,078
Income tax expense	(10,905)	(3,511)	(2,960)	(3,989)	(2,342)
Net income / (loss)	35,640	11,110	12,190	16,157	6,736
Net income / (loss) attributable to non-controlling interests	-	-	(172)	47	(881)
Net income attributable to shareholders	$35,640	$11,110	$12,362	$16,110	$7,617

Weighted average shares outstanding:
Basic	86,938,883	87,024,655	85,562,769	85,562,769	348,524,566
Diluted	86,938,883	87,024,655	85,840,312	85,912,715	370,000,000

Net earnings per share:
Basic	$0.40	$0.13	$0.14	$0.19	$0.02
Diluted	$0.40	$0.13	$0.14	$0.19	$0.02

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Period from	Period from	Period from
	January 1 to	June 7 to	January 1 to
	September 30, 2019	September 30, 2018	June 6, 2018
Description	Successor (NESR)		Predecessor (NPS)
Cash flows from operating activities:
Net income/(loss)	$35,640	$12,190	$6,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,728	24,155	17,284
Shares issued for transaction costs	-	2,175
Stock-based compensation	4,057	-	-
(Gain) on disposal of assets	(399)	(684)	-
Non-cash interest expense	1,361	8,001	3,350
Deferred tax expense (benefit)	(1,733)	948	-
Allowance for doubtful receivables	920	629	2,402
Provision for obsolete service inventories	932	-	-
Other operating activities, net	(100)	603	1,442
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(46,523)	10,178	(15)
(Increase) in inventories	(15,123)	(2,297)	(2,080)
(Increase) in prepaid expenses	(3,825)	(2,943)	(759)
(Increase) in other current assets	(5,537)	(21,866)	(16,257)
(Increase) decrease in other long-term assets and liabilities	5,403	312	(544)
Increase (decrease) in accounts payable and accrued expenses	23,971	(14,629)	7,335
Increase (decrease) in other current liabilities	(13,482)	(2,341)	1,932
Net cash provided by operating activities	45,290	14,431	20,826

Cash flows from investing activities:
Capital expenditures	(90,164)	(16,169)	(9,861)
Proceeds from disposal of assets	1,125	4,432	-
Proceeds from the Company’s Trust account	-	231,782	-
Acquisition of business, net of cash acquired	-	(285,081)	(1,098)
Other investing activities	(932)	330	3,043
Net cash used in investing activities	(89,971)	(64,706)	(7,916)

Cash flows from financing activities:
Proceeds from long-term debt	365,000	100,000	47,063
Repayments of long-term debt	(285,048)	-	-
Net change in short-term borrowings	(7,050)	-	-
Proceeds from short-term borrowings	39,941	-	-
Repayments of short-term borrowings	(44,250)	-	-
Proceeds from issuance of shares	-	48,294	-
Redemption of ordinary shares	-	(19,380)	-
Payment of deferred underwriting fees	-	(5,333)	(164)
Dividend paid	-	-	(48,210)
Other financing activities, net	(5,703)	(5,792)	(4,429)
Net cash provided by (used in) financing activities	62,890	117,789	(5,740)

Effect of exchange rate changes on cash	(19)	-	(16)
Net increase (decrease) in cash	18,190	67,514	7,154
Cash and cash equivalents, beginning of period	24,892	46	24,502
Cash and cash equivalents, end of period	$43,082	$67,560	$31,656

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	13,396	3,724	3,636
Income taxes paid	16,583	3,129	345

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED NET INCOME TO NET INCOME

(Unaudited)

(In US$ thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income”) as well a reconciliation of these non-GAAP measures to net income in accordance with GAAP.

The Company believes that the presentation of Adjusted EBITDA and Adjusted Net Income provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA and Adjusted Net Income to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA and Adjusted Net Income should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Adjusted Net Income for Successor Periods

	Successor (NESR)
	July 1 to September 30, 2019		April 1 to June 30, 2019		July 1 to September 30, 2018
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$11,110	$0.13	$11,356	$0.13	$16,157	$0.19
Add Charges and Credits:
Integration and restructuring costs	4,181	0.05	2,368	0.03	2,434	0.03
Exceptional interest charges	260	0.00	1,820	0.02	-	-
Other discrete provisions	644	0.01	866	0.01	-	-
Total Charges and Credits	5,085	0.06	5,054	0.06	2,434	0.03
Total Adjusted	$16,195	$0.19	$16,410	$0.19	$18,591	$0.22

Table 2 - Reconciliation of Net Income to Adjusted EBITDA for Successor Periods

	Successor (NESR)
	July 1 to September 30, 2019	April 1 to June 30, 2019	July 1 to September 30, 2018

Net Income	$11,110	$11,356	$16,157
Add:
Income Taxes	3,511	4,451	3,989
Interest Expense, net	5,011	5,750	6,199
Depreciation and Amortization	23,196	21,285	17,694
Charges and Credits impacting Adjusted EBITDA	4,880	2,872	2,434
Total Adjusted EBITDA	$47,708	$45,714	$46,473

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA for Successor Periods

	Successor (NESR)
	July 1 to September 30, 2019			April 1 to June 30, 2019			July 1 to September 30, 2018
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$32,581	$1,637	$34,218	$33,764	$315	$34,079	$33,180	$-	$33,180
Drilling & Evaluation	15,239	1,060	16,299	14,943	1,372	16,315	17,630	-	17,630
Unallocated	(4,992)	2,183	(2,809)	(5,865)	1,185	(4,680)	(6,771)	2,434	(4,337)
Total	$42,828	$4,880	$47,708	$42,842	$2,872	$45,714	$44,039	$2,434	$46,473

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com